SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

AMENDMENT NO. 3

SWIFT TRANSPORTATION CO., INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

0870756103
________________________________________________________________________________
(CUSIP Number)

Jerry Moyes
2710 E. Old Tower Road
Phoenix, AZ 85034
Telephone: (602) 273-3770
Facsimile: (602) 275-3868
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder, Esq.
Scudder Law Firm P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

November 16, 2006
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 46,852 (1)
	8.	Shared Voting Power 20,258,064 (2)
	9.	Sole Dispositive Power 46,852 (1)
	10.	Shared Dispositive Power 20,258,064 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,304,916 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 27.1% (3) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)
Comprised of (i) 39,852 shares of common stock, $0.001 par value per share ("Common Stock"), of Swift Transportation Co., Inc. (the "Company") owned by Jerry Moyes individually, and (ii) 7,000 shares of Common Stock held in Jerry Moyes's individual retirement account.

(2)
Comprised of (i) 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees, (ii) 492,500 shares of Common Stock held by SME Industries, Inc., of which Jerry Moyes is the majority stockholder, and (iii) 33,750 shares of Common Stock held by VJM Investments, LLC, a limited liability company in which Jerry Moyes has a controlling interest.

(3)	Based on 74,908,124 shares of Common Stock outstanding as of November 6, 2006, as reported in the Company's Form 10-Q for the quarter ended September 30, 2006, filed on November 8, 2006.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,731,814 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,731,814 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,731,814 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 26.3% (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust Dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.

(2)	Based on 74,908,124 shares of Common Stock outstanding as of November 6, 2006, as reported in the Company's Form 10-Q for the quarter ended September 30, 2006, filed on November 8, 2006.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 19,731,814 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,731,814 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,731,814 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 26.3% (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust Dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.

(2)	Based on 74,908,124 shares of Common Stock outstanding as of November 6, 2006, as reported in the Company's Form 10-Q for the quarter ended September 30, 2006, filed on November 8, 2006.

This Amendment No. 3 to Schedule 13D (this "Amendment") relating to the common stock, $.001 par value per share, of Swift Transportation Co., Inc. (the "Issuer"), amends and supplements the Schedule 13D jointly filed on December 7, 2005, and as subsequently amended on October 11, 2006 and November 6, 2006 (the "Schedule 13D"), by Jerry Moyes, Vickie Moyes and the Jerry and Vickie Moyes Family Trust dated 12/11/87 (together, the "Reporting Persons"). Except as provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

At the request of the Issuer's Special Committee, Mr. Moyes, in a letter to the Issuer's Board of Directors (the "Letter"), dated November 16, 2006, has extended until 5:00 p.m. MST on November 27, 2006 the time for consideration of his proposal (the "Proposal") to acquire the outstanding common stock of the Issuer ("Swift Common Stock"). Other than providing additional time for consideration, the Proposal, as disclosed in Amendment No. 2 to Schedule 13D, filed on November 6, 2006, remains unchanged. A copy of the Letter is being filed herewith as Exhibit 2.

Item 7.	Exhibits

Exhibit 1.	Joint Filing Agreement, dated November 17, 2006, by and among the Reporting Persons

Exhibit 2.	Letter, dated November 16, 2006 extending the Proposal

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

	By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Co-Trustee

	By:	/s/ Vickie Moyes
	Name:	Vickie Moyes
	Title:	Co-Trustee

Dated: November 17, 2006

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Amendment No. 3 to Schedule 13D with respect to the Common Stock of Swift Transportation Co. Inc, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 17th day of November, 2006.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

By:	/s/ Jerry Moyes
Name:	Jerry Moyes
Title:	Co-Trustee

By:	/s/ Vickie Moyes
Name:	Vickie Moyes
Title:	Co-Trustee

Exhibit 2

CONFIDENTIAL

November 16, 2006

Board of Directors
Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, AZ 80202

Attention:   Jock Patton, Chairman of the Board

Dear Jock:

In light of the request by the Special Committee of the Board of Directors for additional time to fully evaluate my proposal to acquire all of the outstanding shares of Swift Transportation Co., Inc. ("Swift") at a price of $29.00 in cash per Swift common stock share, I have extended the deadline for my proposal until 5:00 pm MST on Monday, November 27, 2006.

I continue to believe that my $29.00 per share cash proposal, which represents a premium of more than 21% over the closing price on November 2, 2006, the last close before my proposal was disclosed to the Board, would provide an attractive opportunity for Swift stockholders to maximize the value of their investment.

As we have discussed, financing is not an issue. I will roll over substantially all of my current investment in Swift and I have received a written commitment from Morgan Stanley for the entire amount of the debt financing necessary to consummate the transaction.

I look forward to working with you to complete a transaction that is in the best interests of all Swift stockholders.

Sincerely,

/s/ Jerry Moyes